UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JUST EAT TAKEAWAY.COM N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.04

(Title of Class of Securities)

48214T305**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP applies to the Issuer’s American Depositary Shares, each representing one-fifth of one Ordinary Share.

CUSIP No. 48214T305

1	NAMES OF REPORTING PERSONS
Jitse Groen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,324,546.00 Ordinary Shares (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,324,546.00 Ordinary Shares (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,324,546.00 Ordinary Shares (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.21% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Shares are held either directly by Mr Groen or indirectly through Gribhold B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), with respect to which Mr. Groen is the holder of all shares.

(2)  Includes 15,324,546.00 Ordinary Shares and does not include (i) 23,995.00  options to purchase Ordinary Shares, (ii) 11,506.00 conditional options and (iii) 4,685.00 deferred stock units, which options and deferred stock units are not excerciseable or do not vest within 60 days of the filing date hereof.

(3)  Percentage ownership based on 212,621,200.00 shares of the Issuer outstanding as of September 28, 2021, as reported in the Issuer’s press release on Form 6-K filed with the Securities and Exchange Commission on September 28, 2021.

CUSIP No. 48214T305

1	NAMES OF REPORTING PERSONS
Gribhold B.V. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,318,766.00 Ordinary Shares (2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,318,766.00 Ordinary Shares (2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,318,766.00 Ordinary Shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.20% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Gribhold B.V. is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), with respect to which Jitse Groen is the holder of all shares.

(2)   Includes 15,318,766.00 Ordinary Shares.

(3)  Percentage ownership based on 212,621,200.00  shares of the Issuer outstanding as of September 28, 2021, as reported in the Issuer’s press release on Form 6-K filed with the Securities and Exchange Commission on September 28, 2021.

Item 1.
	(a)	Name of Issuer Just Eat Takeaway.com N.V.
	(b)	Address of Issuer’s Principal Executive Offices Oosterdoksstraat 80, 1011 DK Amsterdam, The Netherlands
Item 2.
(a)
Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

1. Jitse Groen
2. Gribhold B.V.

(b)
Address of Principal Business Office or, if none, Residence

The address of Jitse Groen is Oosterdoksstraat 80, 1011 DK Amsterdam,  The Netherlands
The address of Gribhold B.V. is Oosterdoksstraat 80, 1011 DK Amsterdam,  The Netherlands

	(c)	Citizenship See Row 4 of cover page for each Reporting Person.
	(d)	Title of Class of Securities Ordinary shares, nominal value €0.04 (“Ordinary Shares”)
	(e)	CUSIP Number 48214T305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 15,324,546.00

(b) Percent of class: 7.21%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9.	Notice of Dissolution of Group

Not applicable.
Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

JITSE GROEN

By:	/s/ Jitse Groen
	Name:	Jitse Groen

GRIBHOLD B.V.

By:	/s/ Jitse Groen
	Name:	Jitse Groen
	Title:	Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13G may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: February 10, 2022

JITSE GROEN

By:	/s/ Jitse Groen
	Name:	Jitse Groen

GRIBHOLD B.V.

By:	/s/ Jitse Groen
	Name:	Jitse Groen
	Title:	Authorized Signatory